April 6, 2012

B2Gold Corp.

3100 – 595 Burrard Street

Vancouver, BC  V7X 1J1

Attention:  Clive Johnson, President & CEO

Dear Clive:

Re:

Nicaraguan Assets

I am writing to confirm the agreement in principle between Radius Gold Inc. (“Radius”) and B2Gold Corp. (“B2Gold”) in respect of the acquisition by B2Gold of Radius’ Properties in Nicaragua and the termination of the option agreement dated December 23, 2009 among Radius, Desarollo Geológico Minera, S.A. and Minerales de Nicaragua, S.A. (the “Nicaraguan Subsidiaries”) and B2Gold (the “Option Agreement”).

All defined terms used in this letter agreement will have the meanings assigned to them in the Option Agreement unless otherwise defined herein.

We confirm that:

1.

B2Gold or its affiliate will acquire from Radius’ wholly-owned subsidiary, Radius (Cayman) Inc. (“Radius Cayman”), all of the outstanding shares of the Nicaraguan Subsidiaries in consideration of:

(a)

C$20 million, payable by the issuance to Radius Cayman of B2Gold common shares at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange for the ten trading days immediately preceding the date of this letter; and

(b)

a contingent payment obligation of B2Gold or any transferee (the “Contingent Payment”) equal to US$10 per ounce of gold on 40% of all Proven and Probable Mineral Reserves in excess of 500,000 ounces of Proven and Probable Mineral Reserves estimated in a report prepared in accordance with NI 43-101 at any time to exist on the Trebol Exploration Property.

(“Proven Mineral Reserve” and “Probable Mineral Reserve” are as defined in the CIM Definition Standards.)

The obligation of B2Gold to make the Contingent Payment will be conditional upon B2Gold making an affirmative decision with respect to the development and construction of a mine on the Trebol Exploration Property based on the Proven and Probable Mineral Reserves estimated to exist on the Trebol Exploration Property.  The Contingent Payment will constitute an underlying interest in the Trebol Exploration Property and may be registered against title to the property by Radius, at its expense.

The acquisition by B2Gold of all the shares of the Nicaraguan Subsidiaries (or such other form of acquisition of the Exploration Properties as may be agreed) shall entitle B2Gold to the direct or indirect ownership of all legal and beneficial right, title and interest in the Exploration Properties, subject only to the joint venture arrangement contemplated in this letter with respect to the San Jose and La Magnolia Properties (see attached map) and the Contingent Payment.

2.

At closing of the purchase and sale of the Nicaraguan Subsidiaries, Radius Cayman and B2Gold or its affiliate will enter into separate joint venture agreements in respect of the San Jose and La Magnolia Properties in Nicaragua on the terms contemplated in the Option Agreement.  B2Gold or its affiliate will have a fully vested 60% interest and Radius Cayman will have a fully vested 40% interest in each of the joint ventures.

3.

The Option Agreement will be terminated upon the concurrent completion of the sale of the Nicaraguan Subsidiaries, the parties entering into the San Jose and La Magnolia joint ventures and the parties entering into an agreement in respect of the Contingent Payment.

4.

The parties will use commercially reasonable efforts to enter into a definitive purchase agreement within 30 days of the date of this letter providing for the direct or indirect acquisition of all legal and beneficial ownership of the Exploration Properties as contemplated by the terms of this letter agreement, containing representations, warranties, covenants and conditions customary for similar transactions.

5.

B2Gold’s obligations to consummate the transactions described herein will be subject to the following conditions, the first two of which may be waived by B2Gold in its discretion:

(a)

B2Gold being satisfied within 30 days of the date of this Agreement with the results of its due diligence in respect of the transaction;

(b)

The parties shall have entered into a definitive purchase agreement on terms satisfactory to B2Gold, acting reasonably; and

(c)

Receipt of stock exchange approval to the issuance of the B2Gold shares referred to in 1(a), above.

6.

Radius’ obligations to consummate the transactions described herein will be subject to the following conditions, the first of which may be waived by Radius in its discretion:

(a)

The parties shall have entered into a definitive purchase agreement on terms satisfactory to Radius, acting reasonably; and

(b)

Receipt by Radius of any required stock exchange approval.

7.

Subject to the last sentence of this paragraph, Radius will agree to give B2Gold advance written notice of any intention to sell any of the B2Gold common shares it may receive as consideration under the transaction contemplated herein (the “Consideration Shares”) and will agree not to sell the Consideration Shares unless it has given B2Gold at least 15 business days to find a buyer for all or any portion of the Consideration Shares at a price no less favourable to Radius than that set out in the notice of intention to sell.  If B2Gold identifies such a buyer then the buyer will have a further 10 business days to complete the purchase of the Consideration Shares.  If B2Gold does not identify such a buyer within the 15 business days then Radius may sell the Consideration Shares thereafter at prices not less than those set out in the original notice to B2Gold.  Notwithstanding any of the foregoing, Radius will be permitted to sell up to 10% of the B2Gold common shares it will acquire under this transaction within any 30 day period for the price and on the terms it wishes and will not be required to provide the aforementioned written notice to B2Gold in respect of any such sale.

8.

Each of Radius and B2Gold will be responsible for its own costs in respect of this transaction.  We understand that your counsel will be preparing the first draft of a Share Purchase Agreement containing reasonable and customary terms.

9.

Upon our receipt of a signed copy of this letter from you, we will forthwith issue a press release advising the market of this transaction.  A copy of the form of press release we propose to issue accompanies this letter.

Except as so provided, neither party shall make or authorize any announcement relating to the subject matter hereof without the prior written consent of the other except as required by law or regulation.

Please sign and return a copy of this letter whereupon a binding agreement will have been formed between Radius and B2Gold in respect of these matters.  Thank you.

Sincerely,

660,000 mE
675,000 mE
690,000 mE
Pavon
La Magnolia
0
5
10
kilometres
675,000 mE

Faults
Major Roads
Rayon
La Magnolia
La Calamidad
SAN JOSE
La Amalia
La Libertad
El Lobo
B2GOLD
Date: 05/01/2012
Author: SA
Office:
NICARAGUA
Nicaragua Concessions
ROCKS by Au PPB
over DEM. Geology